UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 15

VECTR SYSTEMS INC.

375 N. STEPHANIE ST. SUITE 1411 HENDERSON NV 647-426-1640

COMMON STOCK, PAR VALUE $0.001 PER SHARE

NONE

Rule 12g-4(a)(2)

Date: MARCH 23, 2010      By: PHILLIP WELSH - Secretary